Exhibit 99.115

FORM 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

State if the report is filed to amend information disclosed in an earlier report. Indicate the date of the report that is being amended.

This report amends the report filed by 2707031 Ontario Inc. dated September 18, 2020 to take into account the change in securityholdings reported herein.

Item 1 – Security and Reporting Issuer

1.1 State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Securities:	(i)	common shares (“Fire & Flower Shares”) of Fire & Flower Holdings Corp. (“Fire & Flower”);
	(ii)	8% unsecured convertible debentures of Fire & Flower (“2019 Debentures”);
	(iii)	8% secured convertible debentures of Fire & Flower (“2020 Debentures” and, together with the 2019 Debentures, the “Debentures”);
	(iv)	series A common share purchase warrants of Fire & Flower (“Series A Warrants”);
	(v)	series B common share purchase warrants of Fire & Flower (“Series B Warrants”); and
	(vi)	series C common share purchase warrants of Fire & Flower (“Series C Warrants” and, together with the Series A Warrants and the Series B Warrants, the “Warrants”).

Issuer:	Fire & Flower Holdings Corp.
Suite 308
150 King Street West
Toronto, Ontario
M5H 1J9

1.2 State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

N/A

Item 2 – Identity of the Acquiror

2.1 State the name and address of the acquiror.

2707031 Ontario Inc.
Suite 400
305 Milner Avenue Toronto, Ontario M1B 3V4

Jurisdiction of incorporation:	Ontario

Principal business:	holding company

2.2 State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On December 21, 2020, 2707031 Ontario Inc. (the “Investor”), an indirect wholly-owned subsidiary of Alimentation Couche-Tard Inc., exercised 10,505,779 Series A Warrants and acquired ownership and control over 10,505,779 Fire & Flower Shares.

2.3 State the names of any joint actors.

N/A

Item 3 – Interest in Securities of the Reporting Issuer

3.1 State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s securityholding percentage in the class of securities.

The 10,505,779 Fire & Flower Shares represent approximately 4.73% of the issued and outstanding Fire & Flower Shares.

3.2 State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

The Investor acquired ownership of the 10,505,779 Fire & Flower Shares.

3.3 If the transaction involved a securities lending arrangement, state that fact.

N/A

3.4 State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately prior to the exercise of 10,505,779 Series A Warrants and the acquisition of the 10,505,779 Fire & Flower Shares, the Investor held (i) 17,208,062 Fire & Flower Shares (representing approximately 8.13% of the issued and outstanding Fire & Flower Shares); (ii) $25,989,985.42 principal amount of 2019 Debentures; (iii) $2,475,000 principal amount of 2020 Debentures; (iv) 21,011,558 Series A Warrants; (v) 67,175,541 Series B Warrants; and (vi) 133,390,789 Series C Warrants. In the event the principal amount of the Debentures is converted in full and all of the 221,577,888 Warrants are fully exercised, the Investor would have ownership and control over an aggregate of 272,613,712 Fire & Flower Shares (including the 17,208,062 Fire & Flower Shares referred to above). These combined holdings would represent approximately 58.36% of the outstanding Fire & Flower Shares, calculated on a partially diluted basis assuming the conversion in full of the principal amount of the Debentures and the full exercise of the 221,577,888 Warrants held by the Investor only (approximately 49.28% on a fully diluted basis).

Immediately after the exercise of 10,505,779 Series A Warrants and the acquisition of the 10,505,779 Fire & Flower Shares, the Investor has ownership and control over (i) 27,713,841 Fire & Flower Shares (representing approximately 12.47% of the issued and outstanding Fire & Flower Shares); (ii) $25,989,985.42 principal amount of 2019 Debentures; (iii) $2,475,000 principal amount of 2020 Debentures; and (iv) the right to acquire up to 211,072,109 Fire & Flower Shares through 211,072,109 Warrants. In the event the principal amount of the Debentures is converted in full and all of the 211,072,109 Warrants are fully exercised, the Investor would have ownership and control over an aggregate of 272,613,712 Fire & Flower Shares (including the 27,713,841 Fire & Flower Shares referred to above). These combined holdings would represent approximately 58.36% of the outstanding Fire & Flower Shares, calculated on a partially diluted basis assuming the conversion in full of the principal amount of the Debentures and the full exercise of the Warrants held by the Investor only (approximately 49.28% on a fully diluted basis).

3.5 State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a) the acquiror, either alone or together with any joint actors, has ownership and control,

See Item 3.4.

(b) the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

N/A

(c) the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

N/A

3.6 If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

N/A

3.7 If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

N/A

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

N/A

3.8 If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

N/A

Item 4 – Consideration Paid

4.1 State the value, in Canadian dollars, of any consideration paid or received per security and in total.

N/A

4.2 In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

The Investor acquired the 10,505,779 Fire & Flower Shares for an aggregate consideration of $8,719,796.57 ($0.83 per share).

4.3 If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

N/A

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer.

The Investor acquired the 10,505,779 Fire & Flower Shares for investment purposes only and not with a view to materially affecting control of Fire & Flower.

Depending upon market conditions and other factors, the Investor may, from time to time, acquire or dispose of additional securities of Fire & Flower, in the open market, by private agreement or otherwise, or acquire interests in or enter into related financial instruments involving a security of Fire & Flower.

Other than as noted herein, the Investor does not have any plans or future intentions relating to any of the following:

(a) the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b) a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d) a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e) a material change in the present capitalization or dividend policy of the reporting issuer;

(f) a material change in the reporting issuer’s business or corporate structure;

(g) a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h) a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i) the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j) a solicitation of proxies from securityholders;

(k) an action similar to any of those enumerated above.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Subject to certain conditions and exceptions, the Investor is entitled to maintain its pro rata ownership of the issued and outstanding Fire & Flower Shares (on a fully diluted basis) following the issuance from treasury by Fire & Flower of Fire & Flower Shares or securities that are convertible into or exercisable or exchangeable for Fire & Flower Shares.

In addition, the Investor entered into a right of first offer and voting agreement with certain shareholders of Fire & Flower pursuant to which such shareholders have (i) granted, subject to certain exceptions, to the Investor a right of first offer to purchase all of their respective Fire & Flower Shares held directly or indirectly, whether now owned or thereafter acquired; and (ii) agreed to vote such Fire & Flower Shares in favour of the persons nominated by the Investor for election to the board of directors of Fire & Flower.

Item 7 – Change in material fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

This report amends the report filed by the Investor dated September 18, 2020 to take into account the change in securityholdings reported herein.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

N/A

Item 9 – Certification

The acquiror must certify that the information is true and complete in every respect. In the case of an agent, the certification is based on the agent’s best knowledge, information and belief but the acquiror is still responsible for ensuring that the information filed by the agent is true and complete.

This report must be signed by each person on whose behalf the report is filed or his authorized representative.

It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

The certificate must state the following:

I, as the acquiror, certify, or I, as the agent filing the report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Dated on December 21, 2020

2707031 ONTARIO INC.

“Stéphane Trudel”
By:	Stéphane Trudel
President & Secretary